Exhibit 99(g)

[Interoffice Memo to MidAmerican Energy Upper Level Managers]

[MidAmerican Energy Logo]

interoffice
MEMORANDUM

to:        Pay Grade 8 Managers
from:      Merlyn F. Wiese
subject:   IES Top Shareholder Solicitation
date:      August 22, 1996

We are now ready to begin proxy solicitation of IES Shareholders. Sue Rozema and I would like your help in calling the IES Shareholders who own the most shares. "Solicitor Comment Forms" have been received for each IES Shareholder for which a phone number was available. These comment forms, which you are now receiving, represent the "Top 500" with phone numbers; you will each be receiving approximately 30 forms.

I've pulled those forms for the Iowa individuals which you have indicated you knew; some other preferences were also taken into consideration for your respective stack of forms. In addition to the comment forms, copies of the training materials are included.

WHEN TO CALL:
Calls should start on Thursday (8/22) and be completed on Friday or Monday (8/26) at the latest. These IES Shareholders should all have received the Proxy Statement and Blue Proxy card; most were Federal Expressed to these select individuals.

WHAT TO DO WITH THE COMMENT FORMS:
It is very likely that these shareholders will be contacted a second time prior to the September 5th vote. Since it is so crucial to get some feed back on these folks, I would ask that you send the completed comment forms back to me (DMR28) but keep a copy for yourself should a second phone contact be undertaken.

WHAT ABOUT THE TOP IES SHAREHOLDERS WITHOUT PHONE NUMBERS:
I have a listing for which I am attempting to obtain phone numbers. It is anticipated that you will receive some more forms for these shareholders in the very near future. I also expect to receive forms for the non-registered (street name) shareholders.

In summary, this on-going task is maturing as the information becomes available. Don't hesitate to call me if questions arise [515/281-2476]. I might not know the answer, but I will track down a response.

Thanks for your help, working together should bring forth favorable results.